February 4, 2010
Terra Capital, Inc.
Terra Industries Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 15, 2010
File Nos. 333-163762 and 333-163762-21
Dear Ms. Long:
     We refer to the letter of January 27, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Terra Capital, Inc. and Terra Industries Inc. (the “Registrants”) setting forth the comments of the staff of the SEC (the “Staff”) on the Registrants’ Amendment No. 1 to Registration Statement on Form S-4, File Nos. 333-163762 and 333-163762-21, filed on January 15, 2010 (the “Registration Statement”).
     Concurrently with this letter, the Registrants are electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. Three clean copies of the Amendment and three copies of the Amendment that have been marked to show changes made to the Registration Statement are enclosed for your convenience with three copies of this letter.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Registrants’ response to each comment.

Exhibit 10.18
1.	We note your response to comment 11 issued in our letter dated January 8, 2010. Please be advised that all comments regarding your request for confidential treatment will be issued in a separate letter. Please note that all comments must be resolved before you may request acceleration of your registration statement.
Response: The Registrants acknowledge the Staff’s comment and receipt of the letter. The Registrants will respond accordingly under separate cover.
Exhibit 5.1
2.	Please revise the “Legal Matters” section of the prospectus to state that Cravath is opining on the Guarantees by Delaware Guarantors.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure in the “Legal Matters” section of the prospectus to state that Cravath is opining on the Guarantees by the Delaware Guarantors. See page 71.
3.	We note that Cravath has opined that the notes, guarantees and indenture have been duly authorized by the company and the Delaware guarantors. As due authorization should be governed by the law of jurisdiction of incorporation, please revise the jurisdictional limitation on the third page of the opinion to include Delaware law.
Response: In response to the Staff’s comment, we have modified our opinion filed as Exhibit 5.1 to the Amendment to include Delaware law in the jurisdictional limitations on the third page of the opinion.
4.	We note that each of the enumerated opinions are subject to exceptions for applicable laws regarding creditors’ rights, general principles of equity and public policy considerations. Please tell us supplementally whether counsel considers the specific items as to which counsel expresses no opinion, identified in the paragraph following the opinions, to be included within these exceptions. If not, we may have additional comments.
Response: In response to the Staff’s comment, we have modified our opinion filed as Exhibit 5.1 to the Amendment to remove the specific items as to which counsel expresses no opinion, identified in the paragraph following the opinions.

Exhibit 5.2
5.	Please revise the “Legal Matters” section of the prospectus to state that Mr. Huey is opining on the Guarantees by Non-Delaware Guarantors, and ensure that the consent at the end of Mr. Huey’s opinion covers this reference in the prospectus, constituting a part of the registration statement.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure in the “Legal Matters” section of the prospectus to state that Mr. Huey is opining on the Guarantees by Non-Delaware Guarantors. Additionally, Mr. Huey’s opinion filed as Exhibit 5.2 to the Amendment has been modified to consent to the inclusion of this reference in the prospectus. See page 71.
6.	We note that counsel limits his opinion to Iowa law. However, the opinion also covers matters governed by Mississippi and Oklahoma law (due authorization of the Indenture and guarantees by Non-Delaware Guarantors), and New York law (Indenture and Guarantees are the legal and binding obligation of Non-Delaware Guarantors). Please have counsel revise the jurisdictional limitation so as not to exclude these laws, or provide additional local opinions as necessary.
Response: In response to the Staff’s comment, Mr. Huey’s opinion filed as Exhibit 5.2 to the Amendment has been modified to remove the jurisdictional limitations identifed in the Staff’s comment.

     Please contact the undersigned at (212) 474-1339, or, in my absence, Minji Cho at (212) 474-1244, with any questions you may have regarding the Registration Statement.

Sincerely, /s/ Timothy Y. Shih Timothy Y. Shih
Ms. Pamela Long
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4631
                         Washington, D.C. 20549
Encl.
VIA EDGAR
Copy to:
Ms. Chambre Malone
     Staff Attorney
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4631
                         Washington, D.C. 20549
Mr. John W. Huey, Esq.
     Terra Capital, Inc.
          600 Fourth Street, P.O. Box 6000
               Sioux City, Iowa 51102-6000